[LOGO OMITTED]  Koor Industries Ltd.

KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2005

o Net Income for second quarter 2005 $15 million - up 230% from the second quarter 2004
o Net Income for first six months 2005 $39 million - up 55% from the first six months 2004
o Strength in results of large holdings' - ECI Telecom and MA Industries
o Continued improvement in results of Elisra Group, Telrad Networks and Sheraton Moriah

ROSH HA'AYIN, Israel - August 23, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the second quarter and first six months ended June 30, 2005.

SECOND QUARTER 2005 RESULTS
Net income for the second quarter was $14.7 million or $0.89 per diluted ordinary share and $0.18 per American Depositary Share ("ADS"), up 230% from $4.4 million or $0.27 per diluted ordinary share and $0.05 per ADS for the second quarter last year.

The increase in the net income stems primarily from an increase in the net profits of Makhteshim Agan Industries, ECI Telecom, the Elisra Group, and a decline in the net loss of Telrad Networks and Sheraton Moriah Israel. Net income for the quarter also included several one time items, the main ones being a capital gain from the conversion of convertible debentures at Makhteshim Agan Industries and a capital gain from the sale of 14% of Tadiran Communications to Elbit Systems in April 2005, partially offset by charges recorded to adjust the value of certain companies to their fair market value.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This quarter all our holdings contributed to increase our net profits. Our two large public holdings - Makhteshim Agan and ECI Telecom recorded strong growth. In addition, all our main private assets contributed to our improved net profit - the Elisra Group continues to generate a profit, Telrad Networks, following the recent intense restructuring, showed a 70% decline in its net loss over the second quarter last year, and the Sheraton Moriah hotel chain benefited this quarter from the substantial increase in tourism."

"Looking ahead, we continue to work closely with our partners to complete the 'defense transaction'; in addition, we continue to seek to diversify our financial resources, to reduce our interest expenses and to create the financial infrastructure for future investments. During the second quarter we raised $92 million through the issue of a combination of debentures and options. We are continuing with our effort to identify investment and growth opportunities within and beyond our portfolio."

Commenting on the management changes Mr. Kolber added: "I would like to take the opportunity to thank Mr. Yuval Yanai, our Chief Financial Officer for past 5 years, for his substantial contribution to the company, and to wish Mr. Ran Maidan, our new Chief Financial Officer, the best of success."

FIRST SIX MONTHS 2005 RESULTS
Net income for the first six months was $38.6 million or $2.33 per diluted ordinary share and $0.47 per American Depositary Share ("ADS"), up 55% from $24.9 million or $1.53 per diluted ordinary share and $0.31 per ADS for the same period last year.

Net income for the six months included, in the first quarter 2005, a $28.2 million one-time capital gain after deduction of a deferred tax asset of $15.1 million recorded in the fourth quarter of 2004, from the sale of 15.9 million of shares of Makhteshim Agan held by Koor; as well as $8.4 million restructuring charge at Telrad Networks. Net income for the first six months last year


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included a capital gain of $22 million (also net of a deferred tax asset recorded in the fourth quarter of 2003) from the sale of 27 million shares of Makhteshim Agan in January 2004.

RESULTS OF KEY HOLDINGS*

TELECOMMUNICATIONS
ECI Telecom (in accordance with US GAAP) (30% - recorded using equity method) Revenues for the second quarter totaled $152.9 million, a 26% increase compared to $121.0 million in the second quarter of 2004. Operating income for the quarter totaled $16.7 million, compared to $5.0 million in the second quarter of 2004. Net profit for the quarter totaled $15.6 million, compared to a net loss of $3.5 million (including ECTel) in the second quarter last year.

ECI's results for the quarter included a $10.4 million gain on the sale of a receivable from Brazilian carrier GVT, as well as a $3 million provision for an impairment of a loan granted by ECI. The quarter's results also include for the first time the impact of Laurel Networks, from the time it was acquired on June
3. As part of the acquisition ECI incurred a $0.9 million charge for in-process R&D and in addition Laurel incurred a loss of $2.3 million.

Revenues for the first six months totaled $298.3 million, a 30% increase compared to $228.6 million in the first six months of 2004. Operating income for the first six months totaled $27.2 million, compared to $1.0 million in the first six months of 2004. Net profit for the first six months totaled $26.0 million, compared to a net loss of $4.8 million (including ECTel) in the first six months last year.

Telrad Networks (partially consolidated in income statement according to shareholding of 80%; during 2004 - consolidated)
Revenues for the second quarter totaled $24.5 million, compared to $23.7 million for the first quarter 2005, a 3% increase, and $30.9 million for the second quarter of 2004. Operating loss for the quarter was $1.8 million compared to a $4.6 million loss in the first quarter 2005, a 62% improvement, and $2.3 million in the second quarter of 2004. Net loss for the quarter was $1.2 million compared to a $16.2 million net loss in the first quarter of 2005 and a $4.3 million net loss in the second quarter of 2004.

Revenues for the first six months totaled $48.2 million, compared to $60.3 million for the first six months 2004. Operating loss for the six months was $6.4 million compared to a $2.5 million loss in the first six months 2004. Net loss for the six months was $17.4 million compared to a $3.3 million net loss in the first six months of 2004. The operating loss and net loss for the first six months included several one time items recorded in the first quarter of 2005 including restructuring charges following the implementation of the restructuring and refocusing plan.

AGROCHEMICALS
Makhteshim-Agan Industries (recorded according to equity method from Q1 2005; during 2004 - consolidated)
Revenues for the second quarter totaled $416.5 million, an 18% increase compared to $352.1 million for the same period in 2004. Operating profit for the quarter was $85.4 million compared to $64.9 million in the same period in 2004, a 32% increase. Operating profit as a percent of revenues for the quarter was 21%, compared to 18% in the second quarter of 2004. Net profit for the quarter increased 24% to $50.2 million, compared to $40.6 million for the second quarter of 2004.

Revenues for the first six months totaled $933.5 million, a 22% increase compared to $766.6 million for the same period in 2004. Operating profit for the six months was $195.5 million compared to $150.3 million in the same period in 2004, a 30% increase. Operating profit as a percent of revenues for the six months was 21%, compared to 20% for the six months 2004. Net profit for the six months increased 30% to $111.3 million, compared to $85.7 million for the first six months of 2004.


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DEFENSE ELECTRONICS
Elisra Group (consolidated)
Revenues for the second quarter totaled $63.9 million compared to $64.5 million in the second quarter of 2004. Operating profit for the quarter totaled $1.6 million compared to an operating loss of $0.2 million in the second quarter last year. Net profit for the quarter totaled $1.1 million compared to breaking even in the second quarter last year.

Revenues for the first six months totaled $130.3 million compared to $128.7 million in the first six months of 2004. Operating profit for the quarter totaled $4.0 million compared to an operating profit of $1.3 million in the first six months last year. Net profit for the first six months was up substantially totaling $2.6 million compared to breaking even in the first six months last year.

Tadiran Communications (recorded according to equity method from Q1 2005) Revenues for the second quarter totaled $71.2 million compared to $88.8 million for the same period in 2004. Operating profit for the quarter was $15.0 million, or 21% of revenues, compared to $20.4 million, or 23% of revenues in the same period in 2004. Net profit for the quarter totaled $12.1 million, compared to $14.4 million for the second quarter of 2004.

Revenues for the first six months totaled $146.9 million compared to $164.1 million for the same period in 2004. Operating profit for the first six months was $29.6 million, or 20% of revenues, compared to $35.8 million, or 22% of revenues in the same period in 2004. Net profit for the first six months totaled $24.1 million, compared to $26.3 million for the first six months of 2004.

Elbit Systems (recorded according to cost method from Q2 2005)
Revenues for the second quarter totaled $243.8 million, a 5% increase compared to $231.6 million for the same period in 2004. Operating profit for the quarter was $17.6 million, or 7% of revenues, compared to $16.3 million, or 7% of revenues in the same period in 2004, an 8% increase. Net profit for the quarter totaled $10.9 million, compared to $13.3 million for the second quarter of 2004.

As a result of the completion of the first stage of the agreement to acquire Koor's 14% holding in Tadiran Communications, Elbit Systems recorded a $5.6 million expense in the second quarter of 2005, which was partially offset by its share in Tadiran Communications' net profit for the second quarter of 2005, resulting in a $3.2 million net expense for the quarter.

Revenues for the first six months totaled $474.5 million, a 7% increase compared to $445.3 million for the same period in 2004. Operating profit for the first six months was $34.9 million, or 7% of revenues, compared to $31.6 million, or 7% of revenues in the same period in 2004, an 11% increase. Net profit for the first six months totaled $23.6 million, compared to $25.6 million for the first six months of 2004.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at June 30, 2005 of NIS 4.574.

Conference call details:
Date:                 August 24, 2005
Time:                 11:00 am EDT (17:00 UK, 18:00 Israel)
United States phone:  1-866-860-9642  Canada phone:            1-866-485-2399
UK phone:             0-800-917-5108  Israel or International: 972 (0)3 918 0600

Replay no. (until September 7, 2005): 1 888 269 0005 (US), +972 (0) 3 925 5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
                                                                  ------------


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**************      Financial      Tables      Follow      *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs
(American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Ran Maidan - Senior Vice President and Chief Financial Officer, Koor Industries, Tel. +9723 9008 310
or
Fiona Darmon - Vice President Investor Relations, Koor Industries,
Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.






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Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                                                                   Twelve Months
                                                     Six Months Ended               Three Months Ended                 Ended
                                                         June 30                         June 30                    December 31
                                                  2005(*)        2004(**)            2005(*)        2004(**)          2004(**)
                                                 ---------    ------------    ---------------    ------------    -------------------
                                                        Unaudited                       Unaudited                     Audited
                                                 -------------------------    -------------------------------    -------------------
                                                                              Convenience translation
                                                                              -----------------------
                                                                            (U.S. dollars in thousands)
                                                                            ---------------------------


Income and profits:
-------------------
Revenue from sales and services                   251,298       1,011,657            131,937         486,973              2,017,637
Group's equity in the operating results of
affiliates, net                                    51,428             741             31,020           2,562                (6,053)
Other income, net                                  33,167           6,613              1,004               -                      -
                                                 ---------    ------------    ---------------    ------------    -------------------
                                                  335,893       1,019,012            163,961         489,535              2,011,584


Expenses and losses:
--------------------
Cost of sales and services                        206,587         691,221            106,969         337,082              1,374,657
Selling and marketing expenses                     24,384         118,418             12,456          59,147                256,275
General and administrative expenses                24,487          57,424             12,606          27,517                114,999
Other expenses, net                                     -               -                  -          10,711                 17,219
Finance expenses, net                              21,579          33,524             13,375          15,772                 59,327
                                                 ---------    ------------    ---------------    ------------    -------------------
                                                  277,037         900,589            145,406         450,229              1,822,477


Earnings before income tax                         58,856         118,423             18,555          39,306                189,108
Income tax                                        (20,653)       (44,916)            (3,915)         (9,320)               (62,768)
                                                 ---------    ------------    ---------------    ------------    -------------------
Earnings after income tax                          38,202          73,507             14,640          29,986                126,340


Minority interest in subsidiary's results, net      1,017        (48,586)                 84        (25,573)               (94,641)
                                                 ---------    ------------    ---------------    ------------    -------------------
Net earnings from continuing activities            39,220          24,921             14,723           4,413                 31,699


Cumulative effect as at beginning of year of
change in accounting method                         (668)               -                  -               -                      -
                                                 ---------    ------------    ---------------    ------------    -------------------

Net earnings for the period                        38,552          24,921             14,723           4,413                 31,699


Basic and diluted earnings (loss) per
ordinary share
Continuing activities                                2.37            1.53               0.89            0.27                   0.65
Cumulative effect as at beginning of the year
of change in accounting method                     (0.04)               -                  -               -                      -
                                                 ---------    ------------    ---------------    ------------    -------------------
Net earnings per share                               2.33            1.53               0.89            0.27                   0.65

(*)  Regarding discontinuance of the consolidation of MA Industries, see Note 3B(1) in the Consolidated Financial Statements
     January-June 2005 (Unaudited)

(**) Regarding reclassification of the statement of income, see Note 1A(4) in the Consolidated Financial Statements January-June
     2005 (Unaudited)


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Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at



                                                                     June 30                   December 31
                                                               2005(*)             2004               2004
                                                          -------------    -------------    ---------------
                                                                    Unaudited                      Audited
                                                          ------------------------------    ---------------
Assets                                                                Convenience translation
Current assets:                                                     (U.S. dollars in thousands)

Cash and cash equivalents                                       87,596          206,887            134,961
Short-term deposits and investments                             98,944          116,626             91,051
Trade receivables                                              128,521          478,392            475,207
Other accounts receivable                                       36,858           99,085            115,650
Assets designated for sale                                      55,645          404,227            501,724
Inventories                                                      9,048            9,256              9,131
                                                          -------------    -------------    ---------------
Total current assets                                           416,612        1,314,473          1,327,724

Investments and Long-Term Receivables
Investments in affiliates                                      639,037          209,112            300,647
Other investments and receivables                              127,640          103,030            106,915
                                                          -------------    -------------    ---------------
                                                               766,677          312,142            407,563


Fixed assets, net                                              183,124          650,318            623,723
Other assets, net                                                9,578          539,524            515,404
                                                          -------------    -------------    ---------------
                                                             1,375,991        2,816,457          2,874,413
                                                          =============    =============    ===============

Liabilities and Shareholders` Equity
Current liabilities:
Credits from banks and others                                  137,242          284,735            380,073
Trade payables                                                  58,290          309,590            364,551
Other payables                                                 100,595          289,876            299,397
Customer advances, net                                          48,282           40,047             46,176
                                                          -------------    -------------    ---------------
Total current liabilities                                      344,409          924,248          1,090,197

Long-Term Liabilities
net of current maturities:
Bank loans                                                     350,371          561,927            482,749
Other loans                                                     20,233           54,399             29,082
Convertible debentures consolidated company                          -          147,475            141,277
Convertible debentures                                          83,036                -                  -
Customer advances                                               24,700           37,627             31,081
Deferred taxes                                                   1,613           53,066             52,573
Liability for employee severance benefits, net                  11,198           46,184             43,106
                                                          -------------    -------------    ---------------
Total long-term liabilities                                    491,151          900,677            779,868
Convertible debentures of consolidated company                     -             53,692             36,093
Minority Interest                                               28,505          509,239            558,009
Shareholders` Equity                                           511,925          428,600            410,246
                                                          -------------    -------------    ---------------
Total Liabilities and Shareholders' Equity                   1,375,991        2,816,457          2,874,413
                                                          =============    =============    ===============

(*)  Regarding discontinuance of the consolidation of MA Industries, see Note 3B(1), and discontinuance of the proportional consolidation of Telrad Networks Ltd., see Note 3C(2) in the Consolidated Financial Statements January-June 2005 (Unaudited)

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